Exhibit 99.18

CONSENT OF GEOLOGIST

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Mineral Resource Estimate On The J Zone Uranium Deposit, Waterbury Lake Property” dated September 6, 2013 and (2) all other references to the undersigned company included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 12, 2015

/s/ Allan Armitage
Allan Armitage, Ph.D., P.Geol.